UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number 1-14094

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Meadowbrook, Inc. 401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MEADOWBROOK INSURANCE GROUP, INC.
26255 American Drive
Southfield, Michigan 48034

S I G N A T U R E S

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees  (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Meadowbrook, Inc. 401(k) Profit Sharing Plan

/s/ Richard Wagner
Meadowbrook, Inc. as Plan Administrator
Richard Wagner
Vice President of Human Resources

Date:
June 30, 2014

Meadowbrook, Inc.
401(k) Profit Sharing Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm

The Trustees and Participants
Meadowbrook, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Meadowbrook, Inc. 401(k) Profit Sharing Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young, LLP

Detroit, Michigan

June 30, 2014

Meadowbrook, Inc.
401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31
	2013	2012
Assets
Receivables:
Accrued interest and dividends	$624	$624
Employer contribution	58,290	63,459
Loans receivable from participants	1,693,008	1,513,472
Total receivables	1,751,922	1,577,555

Investments, at fair value:
Interest-bearing deposits	48,096	–
Mutual funds	52,568,530	41,411,378
Meadowbrook Insurance Group, Inc. common stock	1,340,932	1,132,369
Common/collective trust fund	9,427,004	8,881,638
Total investments	63,384,562	51,425,385

Net assets reflecting investments at fair value	65,136,484	53,002,940
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(75,509)	(326,389)
Net assets available for benefits	$65,060,975	$52,676,551

See accompanying notes.

Meadowbrook, Inc.
401(k) Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2013	2012
Additions
Interest and dividends	$3,432,706	$1,576,451
Interest on notes receivable from participants	66,278	64,912
	3,498,984	1,641,363
Contributions:
Employer contributions	1,428,938	1,418,401
Participant contributions	4,472,347	4,367,272
Participant rollovers and other	589,039	544,188
	6,490,324	6,329,861
Total additions	9,989,308	7,971,224

Deductions
Benefit payments	3,476,234	5,755,188
Administrative expenses	36,459	6,715
Total deductions	3,512,693	5,761,903

Net realized and unrealized appreciation in fair value of investments	5,907,809	2,542,810
Net increase	12,384,424	4,752,131

Net assets available for benefits at:
Beginning of year	52,676,551	47,924,420
End of year	$65,060,975	$52,676,551

See accompanying notes.

Meadowbrook, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements
December 31, 2013

1.	Description of Plan

The following description of the Meadowbrook, Inc. 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the official Plan documents for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution plan covering the employees of Meadowbrook, Inc. (the Company). Generally, all employees with six months of service and who have reached the age of 20 ½ years or older are eligible to participate in the Plan.  An employee may become a participant on the first day of the month coincident with or next following the date he or she satisfies the eligibility requirements.

The Meadowbrook, Inc. 401(k) Profit Sharing Plan Committee (the Committee) is responsible for the general administration of the Plan. The Plan’s trustee is Bank of America, N.A. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may make salary reduction contributions up to 75% of their compensation, as defined by the Plan. Participants who have attained or will attain age 50 before the end of a plan year are eligible to make “catch-up contributions”. Participants may also make rollover contributions of amounts distributed from certain plans and accounts, including qualified defined-benefit or defined-contribution plans and “conduit individual retirement accounts”.

The Plan provides that the Company may make annual discretionary matching contributions for the benefit of participants who make salary reduction contributions during the plan year.  In 2013 and 2012, the Company contributed 50% of the first 6% of compensation that a participant contributed to the Plan, subject to certain limitations.

The Plan also provides that the Company may make profit sharing contributions to the Plan.  Profit sharing contributions, if any, are allocated to the accounts of participants who are employed on the last day of the plan (or who died, became disabled or retired after attaining early or normal retirement age during the plan year). Such contributions would be allocated to participant accounts based on a calculation of the participant’s compensation over total employee compensation of all eligible participants. The Company did not make any profit sharing contributions in 2013 or 2012.

All contributions are subject to certain limitations of the Internal Revenue Code (the Code).

Meadowbrook, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements(continued)

1.	Description of Plan (continued)

Participants may direct the investment of contributions made to their account into any of the investment options offered by the Plan, including Meadowbrook Insurance Group, Inc. stock. Participants may change their investment options on a daily basis.

Participant Accounts

Each participant’s account is (a) credited with the participant’s contribution and allocations of the Company’s contributions, (b) adjusted for earnings and losses based on the participant’s investment elections, and (c) charged with certain administrative fees.

The benefit to which a participant is entitled under the Plan is the value of the participant’s vested account.

Vesting

Participants are immediately vested in all contributions to the Plan (including their salary reduction contributions, Company matching contributions and Company profit sharing contributions).

Forfeitures

Any amounts forfeited by participants under the Plan are available to reduce subsequent contributions of the Company to the Plan or to reduce administrative expenses of the Plan. Approximately $1,309 and $867 were available to reduce employer contributions or pay additional plan expenses at December 31, 2013 and 2012, respectively.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) $50,000 (reduced by their highest outstanding loan balance during the prior 12 months) or (b) 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25% to 9.25%, which are commensurate with local prevailing rates, as determined quarterly by the plan administrator. Principal and interest on participant loans are paid ratably through semimonthly payroll deductions.

Loans to participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Payment of Benefits

On termination of employment, retirement, or death, a participant or a participant’s beneficiary will be entitled to a distribution of the vested account balance. The normal form of payment is a single lump sum. Installments are available as an optional form of payment. Distributions may be made in cash or in-kind.

A participant who remains employed may elect to receive a withdrawal on account of a hardship or upon attaining age 59 ½, in each case, in the form of a single lump sum.

Meadowbrook, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements(continued)

1.	Description of Plan (continued)

Benefits Payable

Benefits payable of $48,096 and $0 were included in the plan assets as of December 31, 2013 and 2012, respectively.

Administrative Expenses

Fees are charged to participants for loan initiation, maintenance, and overnight fees. The plan sponsor pays certain administrative expenses on behalf of the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

2.	Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The accompanying financial statements of the Plan are maintained on the accrual basis of accounting.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires the plan administrator to make estimates and assumptions that affect certain reported amounts in the accompanying financial statements and accompanying notes and supplemental schedule. Accordingly, actual results may differ from those estimates.

Meadowbrook, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements(continued)

2.	Summary of Significant Accounting Policies (continued)

Investment Valuation

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

For the years ended December 31, 2013 and 2012, the Plan’s investments include a common/collective trust, the Invesco Stable Value Retirement Trust (the Trust). The Trust invests in fully benefit-responsive investment contracts. This fund is recorded at fair value (see Note 4); however, since these contracts are fully benefit responsive, an adjustment is reflected in the accompanying statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

3.	Investments

The following presents investments at December 31, 2013 and 2012, that represent 5% or more of the Plan’s net assets:

	2013	2012

Alger Capital Appreciation Institutional Port	$4,428,096	$3,515,456
American Growth Fund	4,240,007	2,947,496
Blackrock – Equity Dividend Class A	4,205,512	3,590,047
Pimco Total Return Fund Class A	5,302,024	5,047,848
Thornburg International	3,894,299	3,340,392
Invesco Stable Value Retirement Trust	9,427,004	8,881,638

Meadowbrook, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements(continued)

3.	Investments (continued)

During 2013 and 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2013	2012

Mutual funds	$5,668,721	$3,476,679
Meadowbrook Insurance Group, Inc. common stock	239,088	(933,869)
Common/collective trust fund	–	–
	$5,907,809	$2,542,810

4.	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below.

Level 1 –	Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 –	Inputs other than quoted prices in active markets for identical assets and liabilities that are observable, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets or liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (i.e., interest rate and yield curve quotes at commonly quoted intervals)

Meadowbrook, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements(continued)

4.	Fair Value Measurements (continued)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 –	Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation methodologies used for assets measured at fair value by the Plan.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan.

Common/collective trust fund: Investments in common collective trust funds are valued based on the unit values of the fund. Unit values are determined by the sponsor of the fund by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.

Meadowbrook Insurance Group, Inc. common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Meadowbrook, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements(continued)
4.	Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013 and 2012:

	Assets at Fair Value as of December 31, 2013
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds:
Equities/stock fund	$39,309,836	$–	$–	$39,309,836
Fixed income/bond fund	9,475,126	–	–	9,475,126
Blended fund	3,783,568	–	–	3,783,568
Interest-bearing cash	48,096	–	–	48,096
Common/collective trust fund	–	9,427,004	–	9,427,004
Meadowbrook Insurance Group, Inc. company stock	1,340,932	–	–	1,340,932
Total assets at fair value at December 31, 2013	$53,957,558	$9,427,004	$–	$63,384,562

	Assets at Fair Value as of December 31, 2012
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds:
Equities/stock fund	$29,406,672	$–	$–	$29,406,672
Fixed income/bond fund	8,976,258	–	–	8,976,258
Blended fund	3,028,448	–	–	3,028,448
Common/collective trust fund	–	8,881,638	–	8,881,638
Meadowbrook Insurance Group, Inc. company stock	1,132,369	–	–	1,132,369
Total assets at fair value at December 31, 2012	$42,543,747	$8,881,638	$–	$51,425,385

The Plan’s policy on recognizing transfers between hierarchy levels is applied at the end of a reporting period. There were no significant transfers between the hierarchy levels for either period presented.

Meadowbrook, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements(continued)

5.	Related-Party Transactions

Meadowbrook Insurance Group, Inc. is the plan sponsor; therefore, transactions in shares of Meadowbrook Insurance Group, Inc.’s stock would also qualify as party-in-interest transactions. These transactions are exempt from the prohibited transaction rules under ERISA.

6.	Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated March 31, 2008, stating that the form of the Plan is qualified under Section 401(a) of the Code, and, therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2013-6 and 2011-49, the plan sponsor has determined that it is eligible to, and has chosen to, rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect participants’ account balances and amounts reported in the accompanying statements of net assets available for benefits.

Meadowbrook, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements(continued)

8.	Difference Between the Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits, per the accompanying financial statements, to the Form 5500:

	December 31
	2013	2012
Net assets available for benefits, as reported in the Plan’s financial statements	$65,060,975	$52,676,551
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	75,509	326,389
Amounts allocated to withdrawing participants	(96,192)	–
Net assets available for benefits, as reported in the Form 5500	$65,040,292	$53,002,940

	Year Ended December 31
	2013	2012

Interest and dividends from plan assets	$3,498,984	$1,641,363
Net realized and unrealized appreciation in fair value of investments	5,907,809	2,542,810
Net investment gain from investments as reported in the financial statements	9,406,793	4,184,173
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(250,880)	77,073
Adjustment for withdrawing participants	(96,192)	417,278
Other adjustments	(413)	–
Net investment gain from investments as reported in the Form 5500	$9,059,308	$4,678,524

Supplemental Schedule

Meadowbrook, Inc.
401(k) Profit Sharing Plan

EIN #38-2645138     Plan #333

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2013
	Identity of Issue,
	Borrower, Lessor,
	or Similar Party	Description of Investment	Current Value

	Alger	Alger Capital Appreciation Instl Port	$4,428,096
	American	American Growth Fund	4,240,007
	Aston/Fairpointe	Aston/Fairpointe Mid Cap Fund I	1,202,645
	JP Morgan	JP Morgan Government Bond	2,465,058
	DWS	DWS Dreman Small Capital Value Class A	1,219,492
	Davis	Davis Series Financial Fund Class A	179,384
	MFS	MFS Utilities Fund Class A	1,253,232
	Blackrock	Blackrock HL SC Opportunities Fund	585,507
	Blackrock	Blackrock – Basic Value Fund Class A	2,206,187
	Blackrock	Blackrock – Eurofund Class A	78,234
	Blackrock	Blackrock – Global Allocation Fund Class A	1,201,430
	Blackrock	Blackrock – Equity Dividend Class A	4,205,512
	Blackrock	Blackrock – S&P 500 Stock Fund Class I	1,624,458
	Blackrock	Blackrock – Small Cap Index	1,140,605
	Invesco	Invesco Real Estate Fund Institutional	544,772
	Loomis	Loomis Sayles Strategic Class A	1,708,044
	Prudential Jennison	Prudential Jennison Small Company Fund	823,813
	Prudential Jennison	Prudential Jennison Mid Cap Class A	1,626,219
	The Oakmark	The Oakmark Equity and Income Fund Class II	2,582,138
	Perkins	Perkins Mid Cap Value Fund Class A	2,363,549
	Pimco	Pimco Total Return Fund Class A	5,302,024
	Thornburg	Thornburg International	3,894,299
	Allianz	Allianz NFJ Small Cap Value Class A	1,097,557
	Allianz	Allianz AGIC Emerg Mkts Instl	219,781
	Templeton	Templeton Foreign Fund	1,981,701
	Franklin Mutual	Franklin Mutual GL Disc Z	950,641
	Franklin	Franklin Rising Div Adv CL	3,088,624
	Oppenheimer	Oppenheimer Dev Mkts Fd CL A	355,521
*	Common Stock	Meadowbrook Insurance Group, Inc.	1,340,932
	Common Collective Trust	Invesco Stable Value Retirement Trust Class 4	9,427,004
	Money Market Fund	BIF Money Fund	48,096
	Participant loans	Varying maturity dates at interest rates of 4.25% to 9.25%	1,693,008
		Total	$65,077,570
*	Identifies party-in-interest.

Note: Historical cost information is disclosed for the Meadowbrook Insurance Group, Inc. common stock since investments can either be participant or nonparticipant directed. Historical cost information is not disclosed for all other investments since they are solely participant directed.

INDEX TO EXHIBITS

Exhibit No.	Description
23	Consent of Ernst & Young, LLP, Independent Registered Public Accounting Firm